Exhibit 99.6
Repair & Remodel Jeff Chastain, Sales Manager - Rocky Mountain Region 1 October 2009

2 Market Overview James Hardie Repair and Remodel Progress Update Summary/Go Forward Outline

3 Repair and Remodel Market Overview The Market

4 NAHB Data 2007 As measured in square feet R&R Opportunity Exceeds New Construction

5 NAHB Data 2007 James Hardie Overall R&R Market Opportunity

6 specialty general Over 10 Years 21 117200 82900 0.41 82,900 117,200 General contracting firms Specialty firms The core 200,000+ remodeling firms: 41% general contractors, 59% specialty contractors 200,100 firms with a payroll and with 50% or more of their business in residential remodeling Source: Harvard Joint Center Tabulations of the 2002 Census Construction Industries (2007). Excludes firms with less than $25,000 in annual revenues Contractor Landscape

7 22,000 of the 117,200 specialty contractors are exterior replacement specialists - roofing, siding, windows James Hardie targets a relationship with the top 15 - 20% of these specialty contractors via Website Contractor Program and other means - requires JH resource build Will reach the balance of the market via aggregation events, technology and marketing Contractor Landscape

8 Middle 3rd Top 3rd Terminal Share without JH direct intervention Bottom 3rd Terminal Share with JH direct intervention Middle 3rd Top 3rd Bottom 3rd Wood/Stone Wood/Stone Vinyl Vinyl Typical Vinyl Market

9 Penetration Curve Houston Portland Atlanta Seattle Raleigh San Antonio Charlotte St. Louis Minneapolis Detroit New Jersey Austin Chicago Denver DC Mix Shift in High Penetration Markets Large PDG Opportunity in Early S Curve Markets Opportunity in Every Market

10 James Hardie Repair and Remodel Progress Update

11 Business Strategy - Switch the preference from vinyl to fiber cement by directly communicating the benefits and affordability of James Hardie to the consumer Strategic Objectives Get into the home via education, contractor and both PDG (terminal share > 35%) Category share (90%+) Attachment rates Strategic Initiatives Organizational alignment and knowledge Repeatable systems/STP/APEX Scaled, aligned program creates wake Primed to C+ Integrated marketing plan R&R Segment Strategy, Objectives, Initiatives

12 continued ....directly communicating the benefits and affordability of James Hardie to the consumer. We believe: 2/3 of Americans can afford James Hardie when presented with an affordable option most American homeowners making a re-side choice would buy James Hardie over vinyl when presented with an affordable option R&R Segment Strategy, Objectives, Initiatives

13 James Hardie Organization Website Contractors Program Consumer Awareness James Hardie Siding Center R&R Progress Update

14 Build staff and organizational knowledge in Segment Full staff of Regional R&R Segment Managers Field Sales focus - currently over 60 reps with R&R responsibility - plan to add up to 60 more Segment specific training tools, application of knowledge, targets and measures Acquiring new contractors every week and tracking via APEX R&R Progress - James Hardie Organization

15 Re-launched program in December 2008 Set program requirements around goals and measures aligned with James Hardie strategies Contractor "attachment rates" for C+, Trim and Wrap and Job Tracker Reporting R&R Progress - Website Contractors

16 16 Website Contractor Value Proposition Credibility in the home with consumers Exposure and impressions via web listing Business building blocks Members only website Consumer leads R&R Progress - Website Contractors (continued)

18 To help get the contractor in the home... Radio Scripts Print Ads Craigslist Postings Direct Mail Postcards Door Hangers Email Blasts Trade Show Graphics R&R Progress - Website Contractors (continued)

19 To help the contractor sell effectively in the home... In-Home Presentation Book Consumer Brochure Hardie vs. Vinyl / Wood Cost vs. Value Product Bi-Fold ColorPlus Quad Fold Samples C+ vs. Sell Sheets R&R Progress - Website Contractors (continued)

20 Consumer leads generated to increase awareness and provide qualified leads to Website Contractors Leads generated across many spectrums - emphasis on SEO as consumer education dynamics shift Consumer leads are well up vs. historical trends Over 100% increase in Home Show activity R&R Progress - Consumers

Consumer leads generated to increase awareness and provide qualified leads to Website Contractors Leads generated across many spectrums - emphasis on SEO as consumer education dynamics shift Consumer leads are well up vs. historical trends Over 100% increase in Home Show activity R&R Progress - Consumers

21 Infrastructure continues to provide headwind Positive marketing carryover - ColorPlus(r) and New Construction Bringing in larger, more sophisticated R&R contractors Able to compete across all price strata - vinyl fighter Lead generation, jobs and revenue all continue to grow Continues to provide unmatched credibility with professional contractors across US R&R Progress - James Hardie Siding Centers

22 Summary and Go Forward

23 R&R Segment opportunity is largest opportunity for JH and growing R&R is harder to get, harder to lose Early assumptions and positions have been proven out James Hardie organizational ability greatly improved Website program and consumer influence are gaining traction Scale and speed are next challenges Summary and Go Forward

24 Path to Success Continue to build organizational capability Scale successful Website Contractor program Small Contractor information and preference program Build on consumer awareness and preference James Hardie is in the home when decision is made Summary and Go Forward (continued)